EXHIBIT 4.2

                  PROMISSORY NOTE AND WARRANT OPTION AGREEMENT

$25,000.00                      August 8, 2000                Lake Mary, Florida

         FOR VALUE RECEIVED, Bio-One Corporation a Nevada Corporation with its principal place of business located at Lake Mary, Florida (herein referred to as "Maker"), promises to pay to the order of Kevin Thomas, his heirs, executors, administrators, successors, and assigns (hereinafter referred to as "Holder"), the principal sum of Twenty-five thousand Dollars ($25,000.00) together with interest on the unpaid principal balance at the interest rate of twelve percent (12%) per annum. The accrued interest and principle shall be due and payable in full on the 30th day of November, 2000.

         This Note shall be payable at 4365 Arnold Avenue, Naples, Florida 34104 or such other place or places as the Holder may, from time to time, designate in writing. Maker has the privilege of payment of all or any part of the unpaid balance of the principal and accrued interest at any time without penalty or premium.

         Holder has the  warrant  option to convert  any  portion of this unpaid note into stock within ten (10) days of notice to the Maker. In the event that the Holder elects this option, then the Maker shall issue shares of stock sufficient to represent one share per twenty-five (25) cents of investment.

         By signature hereon, the undersigned certifies that this loan has been made for the purpose of working capital.

         IT WITNESS WHEREOF, Maker has caused this Note to be executed, sealed, and the same to be delivered to Holder on its behalf, all as of the date and at the place first stated above.

                                         MAKER:

                                         BIO-ONE CORPORATION

                                         By: /s/ Armand Dauplaise         (Seal)
                                             --------------------------------
                                             Armand Dauplaise, President